SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2013

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-        .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated September 23, 2013 in respect of No Redemption by Bondholders of the Convertible Bonds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: September 24, 2013

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

JOINT ANNOUNCEMENT

BILLION EXPRESS INVESTMENTS LIMITED

(the “Bond Issuer”)

(incorporated in the British Virgin Islands with limited liability)

US$1,838,800,000

0.75 PER CENT GUARANTEED CONVERTIBLE BONDS DUE 2015

(The “Convertible Bonds”)

(Stock Code: 4326)

EXCHANGEABLE INTO ORDINARY SHARES OF

CHINA UNICOM (HONG KONG) LIMITED

UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY

CHINA UNICOM (HONG KONG) LIMITED

(the “Guarantor”)

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

NO REDEMPTION BY BONDHOLDERS OF

THE CONVERTIBLE BONDS

The boards of directors of the Bond Issuer and the Guarantor announce that as no Bondholder has given notice to exercise the Put Option to require the redemption of their Convertible Bonds by 18 September 2013, such right has expired on that date.

Reference is made to the announcements of the Guarantor dated 28 September 2010, 14 October 2010 and 19 October 2010 (the Announcements) relating to the issue, listing and completion of the issue of the Convertible Bonds. Unless otherwise defined, terms used herein shall have the same meanings as those defined in the Announcements.

The terms and conditions of the Convertible Bonds provide, among other matters, that the Bond Issuer, being a wholly-owned subsidiary of the Guarantor, will at the option of a Bondholder, redeem all and not some only of such Bondholder’s Convertible Bonds on 18 October 2013 at their principal amount together with interest accrued and unpaid to the date fixed for redemption (the Put Option). The last day on which Bondholders may give notice to exercise the Put Option was 18 September 2013.

As no Bondholder has given notice to exercise the Put Option to require the redemption of their Convertible Bonds by 18 September 2013, such right has expired on that date.

By Order of the Board of CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary	By Order of the Board of BILLION EXPRESS INVESTMENTS LIMITED CHU KA YEE Company Secretary

Hong Kong, 23 September 2013

As at the date of this announcement, the board of directors of Billion Express Investments Limited comprises Li Fushen and Zuo Feng.

As at the date of this announcement, the board of directors of the China Unicom (Hong Kong) Limited comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming,
John Lawson Thornton, Chung Shui Ming Timpson,
Cai Hongbin and Law Fan Chiu Fun Fanny

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